UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
 ____________________________________
SCHEDULE 13G
(Rule 13d-102)

(Amendment No.  )
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
 ____________________________________
Sequans Communications S.A.
(Name of Issuer)

Ordinary shares, nominal value €0.02
(Title of Class of Securities)
817323108
(CUSIP Number)
October 6, 2020
(Date of Event Which Requires Filing of this Statement)

  ____________________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 817323108	13G

1	NAME OF REPORTING PERSONS Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,020,777
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,020,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,020,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 817323108	13G

1	NAME OF REPORTING PERSONS Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,020,777
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,020,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,020,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Ordinary shares, nominal value €0.02, represented by American Depositary Shares (the “Common Stock”), of Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Issuer”).
This Schedule 13G relates to Common Stock, warrants exercisable for shares of Common Stock (“Warrants”), and notes convertible into Common Stock (“Convertible Notes”) purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 13,020,777 shares of Common Stock (inclusive of shares underlying Warrants and presently convertible Convertible Notes) held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 13,020,777 shares of Common Stock (inclusive of shares underlying Warrants and presently convertible Convertible Notes) held by the Nokomis Accounts.

Item 1(a)	Name of Issuer.
Sequans Communications S.A.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
15-55 boulevard Charles de Gaulle
92700 Colombes
France

Item 2(a)	Name of Person Filing.
Nokomis Capital, L.L.C. (“Nokomis Capital”) and Mr. Brett Hendrickson (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
2305 Cedar Springs Rd., Suite 420
Dallas, TX 75201

Item 2(c)	Citizenship or Place of Organization.
Nokomis Capital is a limited liability company organized under the laws of the State of Texas. Mr. Hendrickson is the principal of Nokomis Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities.
Ordinary Shares, nominal value €0.02 (the “Common Stock”).

Item 2(e)	CUSIP Number.
817323108

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
Nokomis Capital and Mr. Hendrickson are the beneficial owners of (i) 13,020,777 shares of Common Stock, (ii) 1,800,000 shares of Common Stock issuable upon exercise of Warrants, and (iii) 7,289,469 shares of Common Stock issuable upon conversion of presently convertible Convertible Notes.  The Convertible Notes contain a blocker provision that prohibits the conversion of the Convertible Notes by the Reporting Persons so as to not exceed 9.99% beneficial ownership of the number of outstanding shares of Common Stock of the Issuer at any time.

(b)
Nokomis Capital and Mr. Hendrickson are the beneficial owners of 9.99% of the outstanding shares of Common Stock. This percentage is determined by dividing 13,020,777 by the sum of (i) 121,248,640, the number of shares of Common Stock outstanding as of October 5, 2020, based on information received from the Issuer, (ii) 1,800,000, the number of shares of Common Stock issuable upon exercise of Warrants held by the Nokomis Accounts, and (iii) 7,289,469, the number of shares of Common Stock issuable upon conversion of presently convertible Convertible Notes held by the Nokomis Accounts.

(c)
Nokomis Capital, as the investment adviser to the Nokomis Accounts, may direct the vote and dispose of the 13,020,777 shares of Common Stock (inclusive of shares underlying Warrants and presently convertible Convertible Notes as described above) held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 13,020,777 shares of Common Stock (inclusive of shares underlying Warrants and presently convertible Convertible Notes as described above) held by the Nokomis Accounts.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits  Exhibit 99.1
Joint Filing Agreement dated October 7, 2020, by and among Nokomis Capital, L.L.C. and Brett Hendrickson.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 7, 2020

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary shares, nominal value €0.02 per share, of Sequans Communications S.A., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 7, 2020.

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson